Mail Stop 3561

August 24, 2005

Richard Bryant
Chief Executive Officer and President
Elephant & Castle Group, Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

        RE: Elephant & Castle Group, Inc.
                  Form 10-K for the Fiscal Year Ended December 26, 2004
                  Amendment No.1 to Form 10-K for the Fiscal Year Ended
                  December 26, 2004
                  From 10-Q for the Quarterly Period Ended March 27, 2005
                  Form 10-Q for the Quarterly Period Ended June 26, 2005

        File No. 1-12134

Dear Mr. Bryant:

      We have reviewed your response letter dated May 12, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Richard Bryant
Elephant & Castle Group, Inc.
August 24, 2005
Page 2

Form 10-K for the Fiscal Year Ended December 26, 2004

Item 6. Selected Financial Data

1. Based on our review of the proposed disclosures provided in your response to our prior comment number 2, we note that various US GAAP amounts presented in these proposed disclosures do not agree to the proposed disclosures provided in response to our prior comment numbers 20, 21 and 22. Please ensure that all of your revised US GAAP information reflected in your Selected Financial Data is in agreement with the revised disclosures provided in Note 16 to your financial statements.

Item 8. Financial Statements

Consolidated Statement of Operations, page 4

2. We note your response to our prior comment 7, but do not believe that you fully responded to our prior comment. As previously requested, please provide us with your proposed disclosure to present separately revenue and costs related to franchisor-owned restaurants from revenue and costs related to franchised restaurants or disclose why it is not practicable to do so. The above presentation should separately disclose within cost related to franchised restaurants, cost associated with administering and supporting the franchise operation, which based on your response to our prior comment 7 is included within General and Administrative expenses. If you are not able to determine the cost specifically related to franchised restaurants, please state this in your response and in your future disclosure. Also if there were significant changes in franchisor-owned outlets or franchised outlets during the year, please disclose the number of (a) franchises sold, (b) franchises purchased during the year, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation. Additionally, we note from your response to our prior comment 7 that the Company has cost obligations related to earning the initial franchise fee revenue, which is not recognized until these obligations are fulfilled. Please tell us and revise to disclose the services you have agreed to provide in connection with earning initial franchise fees. Refer to the requirements of paragraph 20 of SFAS No. 45.

Note 6. Financing Structure, page 12

3. We note your response to our prior comment number 13. Please revise the notes
    to your financial statements to explain the accounting treatment that has or will be
    used for the acquisition of 699,354 common shares, and 487,196 preferred shares
    in exchange for $215,000 and for the warrant to acquire an additional 5% of the
    Company's common and preferred shares in exchange for $108,000. Your revised
    disclosure should include a discussion of the rationale for treatment the amounts
    as deferred financing costs in your financial statements.

Note 16. Difference Between Canadian and United States Generally Accepted
Accounting Principle (Canadian GAAP and USGAAP)
(b) Reconciliation of total assets, liabilities and shareholders' equity (deficit), page 29
(c) Reconciliation of earnings (loss) reported in accordance with Canadian GAAP and US
GAAP, page 30

4. We note your response to prior comment number 20. Please explain in your
    disclosures why the amounts in the line item entitled "convertible notes, debt
    under US GAAP" in your reconciliations of shareholders' equity under Canadian
    GAAP to US GAAP, do not agree to the amounts reflected in the line item
    "convertible notes, debt under US GAAP" included in the reconciliation of long-
    term debt under Canadian GAAP to that under US GAAP. Please revise as
    appropriate to explain the factors responsible for the differences.

5. We note from your response to our prior comment 21 that you are proposing to
    restate your US GAAP reconciliation of net income to include a "gain on
    exchange of junior notes, contributed surplus under CDN GAAP" of $208,000
    and "gains/losses on translation of convertible notes using period end rate for
    USGAAP" in the amount of $1,180,000, (1,522,000), 773,000 and (431,000) for
    the years 2004, 2003, 2002 and 2001, respectively. In this regard, along with
    revising your filing to include the disclosures as required by paragraph 37 of APB
    No. 20, please fully and completely explain your calculation for each amount. As
    your functional and reporting currency for 2003 and prior years was the Canadian
    dollar and in those respective years you had Junior and Senior Notes denominated
    in US dollars, we would expect a US GAAP reconciling item reflecting a foreign
    currency transaction gain or loss to net income for 2003 and prior years as
    required by paragraph 15 of SFAS No. 52. Additionally, in 2004 when you
    changed your functional and reporting currency to the US dollar, we would expect
    an amount which offsets the prior years accumulated foreign currency transaction
    gains or losses to be reflected as a reconciling item in the 2004 net income US
    GAAP reconciliation. Please explain to us, within what line item in the net
    income US GAAP reconciliation you have included the aforementioned effects
    and provide us with detail of the items comprising the respective line item. Also,
    the year over year change in the "Gain/ loss on translation of convertible notes…"

line item in your reconciliation of shareholders' equity (deficit) under Canadian GAAP to US GAAP in your response to our prior comment 20 does not reconcile with the "Gain / loss on translation of convertible notes…" line item in your reconciliation of net income to US GAAP included in your response to our prior comment 21. Please provide us with a reconciliation of these amounts or revise accordingly. Furthermore, supplementally prepare a statement of changes in shareholders' equity using balances determined under U.S. GAAP as a proof that the US GAAP reconciliation balances. We may have further comment upon receipt of your response.

6. We note your response to our comment 22. Reference is made to your US GAAP cash flow – reconciling items. Please revise your proposed amendment to your Form 10-K to separately disclose all items under the caption "Operating items not using cash" on a gross rather than net basis. Refer to the guidance outlined in paragraph 28 and 29 of SFAS No. 95.

7. We note your response to our comment 22 and your proposed amendment to your Form 10-K related to (c) Shareholder's Equity (Deficit) US GAAP. We note that the amount under the caption "Net Income (Loss)-US" of $10,000 does not reconcile with the net income (loss) US GAAP amount of $218,000 in your response to our comment 21. Please revise to correct this error.

Other

8. As requested in our letter dated April 13, 2005 under the caption "Other", please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 26, 2004

Item 9A. Controls and Procedures, page 3

9. We note from your disclosure that you have concluded that your disclosure controls and procedures were effective. Based on your response letter dated May 12, 2005, in which you propose several adjustments to the U.S. GAAP reconciliations included in your Form 10-K for the period ended December 26,

2004, it would appear that at December 26, 2004 your disclosure controls and procedures over financial reporting may be ineffective in certain areas. In this regard, please provide us with a discussion of the critical factors considered that resulted in your conclusion that your controls in this area are effective. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005

Note 4. Impairment of Long-Lived Assets

10. Please tell us and clarify in the notes to your financial statements in future filings, why the Company believes asset impairment write-downs of $116,000 and $48,000 will be required when the Company closes its Victoria and Calgary restaurants but that no impairment charge is required prior to that time for US GAAP purposes. We may have further comment upon receipt of your response.

Form 10-Q for the quarterly period ended March 27, 2005
Form 10-Q for the quarterly period ended June 26, 2005

Note 7. Differences Between Canadian and United States Generally Accepted Accounting Principles
(b)Reconciliation of income (loss) reported in accordance with Canadian GAAP and US GAAP

11. Based on the fact that your functional and reporting currency has been the U.S. dollar since 2004, we would expect a US GAAP reconciling item reflecting a foreign currency transaction gain or loss to net income associated with the Canadian dollar denominated debt from Crown and the Series A preferred shares. Please revise accordingly or explain why this is not required. See paragraph 15 of SFAS No. 52 for guidance.

As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Richard Bryant
Elephant & Castle Group, Inc.
August 24, 2005
Page 6

You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Roger Sexton, Chief Financial Officer
(604) 684-8595